UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

flyExclusive, Inc.

(f/k/a EG Acquisition Corp.)

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

343928107

(CUSIP Number)

Gregg S. Hymowitz

375 Park Avenue, 24th Floor

New York, NY 10152

Telephone Number: 212-888-1040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Gregg S. Hymowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,285,045 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,285,045 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,285,045 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 86.0% (6)
14.	Type of Reporting Person (See Instructions) IN, OO

1.	Names of Reporting Persons EG Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,958,333 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,958,333 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,333 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.8% (6)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons EnTrust Global Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,958,333 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,958,333 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,333 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.8% (6)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons GH Onshore GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,958,333 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,958,333 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,958,333 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.8% (6)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons EnTrust Emerald (Cayman) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,517,808 (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,517,808 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,517,808 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.6% (7)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons ETG Omni LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,808,904 (4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,808,904 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,904 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (7)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons EnTrust Global Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,326,712 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,326,712 (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,326,712 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.2% (7)
14.	Type of Reporting Person (See Instructions) IA, OO

(1)	Consists of shares described in footnotes two through four below.
(2)

Consists of (i) 5,625,000 shares of Class A Common Stock held by the EG Sponsor LLC (“Sponsor”) and (ii) 4,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock. EnTrust Global Management GP LLC is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Management GP LLC, GH Onshore GP LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the sole and managing member of GH Onshore GP LLC, which is the managing member of EnTrust Global Management GP LLC, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.

(3)

Consists of 5,517,808 shares of Class A Common Stock held by EnTrust Emerald (Cayman) LP. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the general partner of EnTrust Emerald (Cayman) LP, and may be deemed to be the beneficial owner of such shares held by EnTrust Emerald (Cayman) LP.

(4)

Consists of 2,808,904 shares of Class A Common Stock held by ETG Omni LLC. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the managing member of ETG Omni LLC, and may be deemed to be the beneficial owner of such shares held by ETG Omni LLC.

(5)	Consists of the shares described in footnotes 3 and 4 above.
(6)

Percentage based on denominator consisting of 16,924,976 shares of Class A Common Stock outstanding as of December 27, 2023 as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 3, 2024, together with the 4,333,333 warrants to purchase one share of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.

(7)

Percentage based on denominator consisting of 16,924,976 shares of Class A Common Stock issued and outstanding as of December 27, 2023 as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 3, 2024. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D is filed in relation to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of flyExclusive, Inc. (f/k/a EG Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2860 Jetport Road, Kinston, NC.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Gregg Hymowitz, EG Sponsor LLC (“Sponsor”), EnTrust Global Management GP LLC, GH Onshore GP LLC, EnTrust Emerald (Cayman) LP, ETG Omni LLC, and EnTrust Global Partners LLC (each, a “Reporting Person).

(b)	The principal business address of each Reporting Persons is 375 Park Avenue, 24th Floor, New York, NY 10152.

(c)

Gregg Hymowitz is Chairman and Chief Executive Officer of EnTrust Global. The principal business of Sponsor is owning equity securities of the Issuer. The principal business of EnTrust Global Partners LLC is managing investments of EnTrust Global and its various investment funds, and the principal business of EnTrust Global Management GP LLC and GH Onshore GP LLC EnTrust Emerald (Cayman) LP, and ETG Omni LLC is holding or facilitating various investments of Entrust Global or its investors. The executive officers of Sponsor are Gregg Hymowitz and Matthew Lux. The manager of Sponsor is EnTrust Global Management GP LLC. The executive officers of EnTrust Global Management GP LLC and EnTrust Global Partners LLC are Gregg Hymowitz and various employees of EnTrust Global. The manager of EnTrust Global Management GP LLC is GH Onshore GP LLC. The manager of GH Onshore GP LLC is Gregg Hymowitz. The General Partner of EnTrust Emerald (Cayman) LP is EnTrust Global Partners LLC. The manager of ETG Omni LLC is EnTrust Global Partners LLC. The manager of EnTrust Global Partners LLC is Hymowitz GAF 2021 LLC.

(d)	During the last five years, no of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Gregg Hymowitz is a U.S. Citizen. Sponsor, EnTrust Global Management GP LLC, GH Onshore GP LLC, ETG Omni LLC, and EnTrust Global Partners LLC are Delaware limited liability companies. EnTrust Emerald (Cayman) LP is a Cayman Islands limited partnership.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as beneficially owned by each Reporting Person were acquired in connection with the business combination, which closed on December 27, 2023, pursuant to the Equity Purchase Agreement, dated as of October 17, 2022 (as amended on April 21, 2023, the “Equity Purchase Agreement”), by and among EG Acquisition Corp. (“EG”), LGM Enterprises, LLC (“LGM”), the existing equityholders of LGM (the “Existing Equityholders”), Sponsor and Thomas James Segrave, Jr. in his capacity as Existing Equityholder Representative (the “Business Combination”).

The foregoing description of the Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Purchase Agreement, as amended, a copy of which is incorporated by reference herein as Exhibit 10.1 and Exhibit 10.2.

At the closing of the Business Combination (the “Closing”), the Issuer changed its name from EG Acquisition Corp. to flyExclusive, Inc. and each share of common stock of EG that was issued and outstanding immediately prior to the Closing was automatically reclassified into one share of Class A common stock, par value $0.0001 per share of the flyExclusive, Inc. (the “Class A Common Stock”).

In connection with the execution of the Equity Purchase Agreement, on October 17, 2022, LGM entered into a senior subordinated convertible note with an Entrust Emerald (Cayman) LP and, for certain limited provisions thereof, EG, pursuant to which LGM borrowed an aggregate principal amount of $50,000,000 at a rate of 10% per annum, payable in kind in additional shares of the Company upon the Closing of the Business Combination. On October 28, 2022, LGM also entered into an Incremental Amendment with ETG Omni LLC and EnTrust Magnolia Partners LP on the same terms for an aggregate principal amount of $25,000,000 and $10,000,000, respectively (together with the subordinated convertible note discussed in this paragraph, the “Bridge Notes”), bringing the total principal amount of the Bridge Notes to $85,000,000 in the aggregate. At Closing, EnTrust Emerald (Cayman) L.P. received 5,517,808 shares of Class A Common Stock and ETG Omni LLC received 2,808,904 shares of Class A Common Stock, respectively, in connection with the conversion of the Bridge Notes.

The foregoing description of the Bridge Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Notes, a copy of which is incorporated by reference herein as Exhibit 10.3 and Exhibit 10.4.

Item 4. Purpose of the Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated into this Item 4 by reference.

Subject to the Reporting Persons’ compliance with the terms of the Letter Agreement as described in Item 6 below, the Reporting Persons may at any time and from time to time, and in each case upon such terms as the Reporting Persons may deem advisable: (i) acquire additional shares of Class A Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Class A Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates), which transactions may be deemed to either increase or decrease the Reporting Persons’ economic exposure to the value of the shares of Class A Common Stock and/or other securities of the Issuer; (iv) engage in any other hedging or similar transactions with respect to the shares of Class A Common Stock and/or other securities or instruments of the Issuer; and/or (v) use any or all of their shares of Class A Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) as collateral for loans, including in respect of margin account borrowings.

The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position in the Issuer or change their purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

Other than as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Gregg Hymowitz beneficially owns 18,285,045 shares of Class A Common Stock (as determined and described in note 1 above), which represent 86.0% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 6 above).

Sponsor, EnTrust Global Management GP LLC, and GH Onshore GP LLC beneficially own 9,958,333 shares of Class A Common Stock (as determined and described in note 2 above), which represent 46.8% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 6 above).

EnTrust Emerald (Cayman) LP beneficially owns 5,517,808 shares of Class A Common Stock (as determined and described in note 3 above), which represent 32.6% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 7 above).

ETG Omni LLC beneficially owns 2,808,904 shares of Class A Common Stock (as determined and described in note 4 above), which represent 16.6% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 7 above).

EnTrust Global Partners LLC beneficially owns 8,326,712 shares of Class A Common Stock (as determined and described in note 5 above), which represent 49.2% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 7 above).

(b)	Gregg Hymowitz has shared power to vote and shared power to dispose of 18,285,045 shares of Class A Common Stock.

Sponsor, EnTrust Global Management GP LLC, and GH Onshore GP LLC have shared power to vote and shared power to dispose of 9,958,333 shares of Class A Common Stock.

EnTrust Emerald (Cayman) LP has shared power to vote and shared power to dispose of 5,517,808 shares of Class A Common Stock.

ETG Omni LLC has shared power to vote and shared power to dispose of 2,808,904 shares of Class A Common Stock.

EnTrust Global Partners LLC has shared power to vote and shared power to dispose of 8,326,712 shares of Class A Common Stock.

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Letter Agreement

Concurrently with the initial public offering of EG (the “IPO”), Sponsor and other officers and directors of EG entered into a Letter Agreement (the “Letter Agreement”), pursuant to which the 5,625,000 shares of Class A Common Stock held by Sponsor, except for any shares attributable to the independent directors of EG and certain other limited exceptions, will not be transferrable or assignable until December 27, 2026.

The foregoing summary of certain terms and conditions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which is incorporated by reference herein as Exhibit 10.5.

Warrant Purchase Agreement

Concurrently with the closing of the IPO, Sponsor purchased an aggregate of 4,333,333 private placement warrants (the “Private Placement Warrants”) at a price of $1.50 per warrant in a private placement, pursuant to the Warrant Purchase Agreement, between EG and Sponsor, dated as of May 25, 2021 (the “Warrant Purchase Agreement”). Each whole warrant entitled the holder to purchase one share of EG Class A common stock at a price of $11.50 per share. At the Closing of the Business Combination, each warrant to purchase one share EG Class A Common Stock that was issued and outstanding immediately prior to the Closing became a warrant to purchase one share of Class A Common Stock. The Private Placement Warrants (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until December 27, 2026, and they are not redeemable by the Issuer so long as they are held by Sponsor or its permitted transferees.

The foregoing summary of certain terms and conditions of the Warrant Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Warrant Purchase Agreement, a copy of which is incorporated by reference herein as Exhibit 10.6.

Amended and Restated Registration Rights Agreement

In connection with the Closing and as contemplated by the Equity Purchase Agreement, the Issuer, Sponsor (together, the “Existing Holders”) and the other parties listed under “New Holders” (the “New Holders”) on the signature page of the amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) entered into the A&R Registration Rights Agreement, pursuant to which the Issuer granted the Existing Holders and the New Holders certain registration rights with respect to the registrable securities of the Issuer. Among other things, the shares of Class A Common Stock held by Sponsor, Private Placement Warrants held by Sponsor, warrants that may be issued to Sponsor upon conversion of working capital loans, if any (and any shares of Class A Common Stock issuable upon the exercise of such warrants), Class A Common Stock issued upon the redemption of any LGM common units, and certain other shares of Class A Common Stock held by the New Holders, will be entitled to registration rights pursuant to A&R Registration Rights Agreement, requiring the Issuer to register such securities for resale. Pursuant to the A&R Registration Rights Agreement, the Existing Holders holding at least a majority in interest of the then-outstanding number of registrable securities held by the Existing Holders, or the New Holders holding at least a majority-in-interest of the then-outstanding number of registrable securities held by the New Holders will be entitled to, among other things, make a written demand for registration under the Securities Act of all or part of their shares of Class A Common Stock (each a “Demand Registration”). Under no circumstances shall the Issuer be obligated to effect more than an aggregate of three registrations pursuant to a Demand Registration by the Existing Holders, or more than an aggregate of five registrations pursuant to a Demand Registration by the New Holders, with respect to any or all registrable securities held by such holders. In addition, the Existing Holders and the New Holders will be entitled to “piggy-back” registration rights to certain registration statements filed following the Business Combination. The Issuer will bear all of the expenses incurred in connection with the filing of any such registration statements.

The foregoing summary of certain terms and conditions of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the A&R Registration Rights Agreement, a copy of which is incorporated by reference herein as Exhibit 10.7.

Stockholders’ Agreement

At the Closing, the Existing Equityholders, Sponsor and the Issuer entered into the Stockholders’ Agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Existing Equityholders and Sponsor agreed to vote their respective securities of the Issuer that may be voted in the election of the Issuer’s directors in accordance with the provisions of the Stockholders’ Agreement. The Board of Directors of the Issuer (the “Board”) initially consists of seven directors. The equityholders of the Issuer have the right to nominate directors as follows: Sponsor, and its permitted transferees, by a majority of shares held by them, have the right to nominate, and the Board and the Existing Equityholders, and their permitted transferees, will appoint and vote for, two members of the Board, initially designated pursuant to the Stockholders’ Agreement as Gregg S. Hymowitz and Gary Fegel, and thereafter as designated by the Sponsor, and its permitted transferees, by a majority of shares held by them. Each Existing Equityholder also agreed to a one-year lock-up period following the Closing with respect to the shares of Class A Common Stock received by the Existing Equityholder in the Business Combination and certain other shares owned by the Existing Equityholder (the “Lock-up Shares”). However, prior to the expiration of the lock-up period, any Existing Equityholder is permitted to transfer the Lock-up Shares through (i) a pledge of up to 25% of each individual Existing Equityholder’s Lock-up Shares in connection with a bona fide transaction with a lender and disclosed in writing to the Board or (ii) a liquidation, merger, stock exchange, reorganization, or tender offer approved by the Board or a duly authorized committee thereof or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property subsequent to the Closing.

The foregoing summary of certain terms and conditions of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders’, a copy of which is incorporated by reference herein as Exhibit 10.8.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Equity Purchase Agreement, dated as of October 17, 2022, by and among LGM Enterprises, LLC, EG Acquisition Corp., EG Sponsor LLC, the LGM Existing Equityholder Representative and the LGM Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the SEC on October 18, 2022).

Exhibit 10.2	Amendment No. 1 to Equity Purchase Agreement, dated as of April 21, 2023, by and among LGM Enterprises, LLC, EG Acquisition Corp. and the LGM Existing Equityholders listed on Annex A of the Equity Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the SEC on April 21, 2024).

Exhibit 10.3	Senior Subordinated Convertible Note, dated as of October 17, 2022, by and among LGM Enterprises, LLC, as the Borrower, Entrust Emerald (Cayman) LP, as the Initial Noteholder, any noteholders party thereto from time to time and EG Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on October 18, 2022).

Exhibit 10.4*	Incremental Amendment to Senior Subordinated Convertible Note, dated as of October 28, 2022, by and among Entrust Emerald (Cayman) LP, EG, LGM, ETG Omni LLC, and Entrust Magnolia Partners LP.

Exhibit 10.5	Letter Agreement, dated May 25, 2021, by and among the EG Acquisition Corp, the Sponsor and each director and officer of the EG Acquisition Corp. (incorporated by reference to Exhibit 10.12 to the Issuer’s Form 8-K, filed with the SEC on June 1, 2021).

Exhibit 10.6	Private Placement Warrant Purchase Agreement, dated May 25, 2021, by and between EG and the Sponsor (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 1, 2021).

Exhibit 10.7	Amended and Restated Registration Rights Agreement, dated as of December 27, 2023, by and among EG Acquisition Corp., Sponsor, EnTrust Emerald (Cayman) LP, ETG FE LLC, ETG Omni LLC, EnTrust Magnolia Partners LP, and other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on January 3, 2024).

Exhibit 10.8	Stockholders’ Agreement, dated as of December 27, 2023 by and among EG Acquisition Corp., Thomas James Segrave, Jr., the Existing Equityholders listed therein and EG Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on January 3, 2024).

Exhibit 99.1*	Joint Filing Agreement, dated January 8, 2024, by and among Gregg Hymowitz, Sponsor, EnTrust Global Management GP LLC, and GH Onshore GP LLC.

*	Filed Herewith

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2024

Gregg S. Hymowitz

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz

EG Sponsor LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

EnTrust Global Management GP LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

GH ONSHORE GP LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

EnTrust Emerald (Cayman) LP
By: EnTrust Global Partners LLC, as general partner

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

ETG Omni LLC
By: EnTrust Global Partners LLC, as manager

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

EnTrust Global Partners LLC

By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory